Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1            Name and Address of Company

Vasogen Inc.
2505 Meadowvale Blvd
Mississauga, ON L5N 5S2

Item 2            Date of Material Change

April 18, 2007

Item 3            News Release

A press release with respect to the material change described herein was issued on
April 18, 2007, via Canada NewsWire and filed on SEDAR.

Item 4            Summary of Material Change

Vasogen announced that it has formed a collaboration with Grupo Ferrer Internacional, S.A. to Commercialize Celacade™ in the European Union.

Item 5            Full Description of Material Change

Under the agreement, Grupo Ferrer Internacional (Ferrer) will have the exclusive rights to market Celacade for the treatment of chronic heart failure and other cardiovascular conditions in specified countries of Europe, including Germany, Spain, Portugal, France, and Italy, and certain countries in Latin America, including Mexico, Brazil, Argentina, and Venezuela. Vasogen has already received European Union (EU) regulatory approval as a medical device under the CE Mark, which enables marketing of Celacade for the treatment of chronic heart failure in the 27 member countries of the European Union. Ferrer has also acquired the right of first negotiation with respect to the remaining countries of the EU. Under the agreement, the commercial launch strategy for Celacade in Europe will involve an initial commercialization phase during which Ferrer will target key opinion leaders in the major markets of Europe to ensure support for expanded use of Celacade within the broader cardiology community. Ferrer expects to commence the initial commercialization phase in the second half of 2007. Following the completion of the initial commercialization phase, Vasogen will receive 45% of Celacade revenues generated by Ferrer through the sale of Celacade single-use disposable cartridges, one of which is required for the delivery of each Celacade monthly treatment. After a period five years from the date of the first commercial sale on a country-specific basis, Vasogen’s share of the revenues will be 42%. Also under the terms of the agreement, Ferrer will be financially responsible for all costs associated with the launch and marketing of Celacade. Vasogen will receive milestone payments based on Ferrer’s achievement of first commercial sales of Celacade on a country-specific basis, and on reaching pre-specified sales thresholds.

Item 6            Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested

Item 7            Omitted Information

Not applicable

Item 8            Executive Officer

For further information contact Glenn Neumann, Director of Investor Relations, Vasogen Inc. at (905) 817-2004.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 18th day of April, 2007